Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated July 30, 2020

Registration No. 333-233583

$25,000,000
6.000% Fixed-to-Floating Rate Subordinated Notes due 2030

Term Sheet

Issuer:	Byline Bancorp, Inc. (the “Company” or “Issuer”)

Security:	6.000% Fixed-to-Floating Rate Subordinated Notes due 2030 (all notes of such series, the “Notes”)

Aggregate Principal Amount:

$25,000,000 (the “Offered Notes”). The Offered Notes will be part of the same series of notes as the $50,000,000 aggregate principal amount of the 6.000% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “Original Notes”) issued and sold by the Company on June 26, 2020. Upon settlement, the Offered Notes will be fungible and treated as a single series with the Original Notes, and the outstanding aggregate principal amount of the Offered Notes and the Original Notes will be $75,000,000.

Rating:	BBB- by Kroll Bond Rating Agency

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

Trade Date:	July 30, 2020

Original Issue Date:	June 26, 2020

Settlement Date:	August 3, 2020 (T+2)

Maturity Date (if not previously redeemed):	July 1, 2030

Coupon:

From and including the Original Issue Date to, but excluding, July 1, 2025 or the date of earlier redemption (the “fixed rate period”), the Notes will bear interest at a fixed rate of 6.000% per annum, payable semi-annually in arrears. From and including July 1, 2025, to, but excluding the Maturity Date or the date of earlier redemption (the “floating rate period”), the Notes will bear interest at a floating rate per annum equal to a benchmark rate (which is expected to be Three-Month Term SOFR (as defined under “Description of the Subordinated Notes — Interest” in the prospectus supplement)) plus a spread of 588 basis points, payable quarterly in arrears; provided however, if the benchmark rate is less than zero, then the benchmark rate shall be deemed to be zero.

Interest Payment Dates:	Fixed rate period: January 1 and July 1 of each year, commencing on January 1, 2021. The last interest payment date for the fixed rate period will be July 1, 2025.

Floating rate period: January 1, April 1, July 1 and October 1 of each year, commencing on October 1, 2025.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date.

Day Count Convention:	Fixed rate period: 30/360.

Floating rate period: 360-day year and the number of days actually elapsed.

Optional Redemption:

The Company may, at its option, beginning with the interest payment date of July 1, 2025, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption. Notwithstanding the foregoing, pursuant to a commitment the Company has made to the Federal Reserve, for at least five years after the date of the issuance of the Offered Notes, the Company will not redeem the Offered Notes or the Original Notes (except in the case of a redemption upon the occurrence of a “Tax Event”, “Tier 2 Capital Event”, or if we are required to register as an investment company pursuant to the 1940 Act as described below).

Special Redemption:

The Company may redeem the Notes at any time prior to the Maturity Date, including prior to July 1, 2025, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, upon the occurrence of (i) a “Tax Event” (as defined under “Description of Subordinated Notes — Redemption” in the prospectus supplement), (ii) a “Tier 2 Capital Event” (as defined under “Description of Subordinated Notes — Redemption” in the prospectus supplement), or (iii) the Company becoming required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes.

Re-Open Price to Public:	100.617% of principal amount (i.e., 100% of principal amount plus accrued interest from June 26, 2020)

Ranking:	The Notes will be our general unsecured subordinated obligations and will be:

• junior in right of payment to any of our existing and future Senior Indebtedness;

• equal in right of payment with any of our existing and future subordinated indebtedness;

•       senior to our obligations relating to any junior subordinated debt securities issued to our capital trust subsidiaries, as well as all of our future indebtedness the terms of which provide that such indebtedness ranks junior to the Notes;

• effectively subordinated to all of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and

• structurally subordinated to any existing and future liabilities and obligations of our subsidiaries.

As of June 30, 2020, the Company (at the holding company level) had no Senior Indebtedness outstanding, $45.0 million of indebtedness (consisting of the aggregate principal amount at par of its junior subordinated debentures issued to capital trust subsidiaries) ranking junior to the Notes, and $50.0 million in aggregate principal amount of the existing Notes outstanding. As of June 30, 2020, Byline Bank had $5.0 billion of deposits, $4.0 million of FHLB advances, $449.9 million of Federal Reserve Paycheck Protection Program Liquidity Facility advances and $56.5 million of customer repurchase agreements to which the Notes will be structurally subordinated.

CUSIP/ISIN:	124411AA7 / US124411AA74

Sole Book-Running Manager:	Keefe, Bruyette & Woods, A Stifel Company

*Note: We expect that delivery of the Offered Notes will be made against payment therefor on or about August 3, 2020, which will be the second business day following the date hereof (such settlement being referred to as “T+2”).

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by calling Keefe, Bruyette & Woods, A Stifel Company at 1-800-966-1559.

Capitalized terms used but not defined in this Pricing Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement.  This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.  The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.  Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

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